Exhibit 99.2

Western Wind Energy Corp.
Management Discussion and Analysis
For the interim period ended September 30, 2011

November 15, 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Western Wind Energy Corp. (“Western Wind” or “us” or “we” or “our” or the “Company”) as at and for the three and nine months ended September 30, 2011 (the “financial statements”). All amounts are expressed in United States dollars unless otherwise stated. References to notes are with reference to the financial statements.

RECENT DEVELOPMENTS

  On September 24, 2011 the Kingman fully integrated combined 10MW wind and 0.5MW solar energy project began commercial operations.

  On October 31, 2011 the Company submitted its Kingman’s project cash grant application to the US Department of the Treasury. The cash grant is a US Federal Government program to encourage renewable energy development through a 30% cash grant paid by the US Department of Energy and is part of the American Recovery and Reinvestment Act of 2009. The Company submitted $31,081,275 of eligible costs for an estimated cash grant of up to $9,324,382, which is subject to review and approval from the Department of Treasury. The Company expects applications to be reviewed and payments made within 60 days from the later of the date of the complete application or the date the property is placed in service in accordance with the Program Guidance. As of September 11, 2011, 19,875 projects were approved with funding totaling $9.2 Billion in accordance with the Department of Treasury website.

  As of the date of this document, the 120MW Windstar project has completed a majority of the first phase of construction, being 53 turbines or 106MW. 53 of the turbines are fully erected which includes the foundation, tower, nacelle and rotor. The Company expects the first phase (106MW) of the 120MW project to be commercially operational in December and the remaining 14MW to be commercially operational in February 2012.

  On November 2, 2011, the Company entered into a fixed price Power Purchase Agreement (“PPA”) with San Diego Gas & Electric Company (“SDG&E”) for its 30MW Mesa wind generation facility. The PPA contains conditions precedent to the effectiveness of this agreement including CPUC approval no later than June 1, 2012.

BUSINESS OVERVIEW

Western Wind Energy is a vertically integrated renewable energy development and production company that currently owns over 500 wind turbines and a solar field, with 165 MW of rated capacity either in production or in construction, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the US, Canada, and in the Commonwealth of Puerto Rico. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the Toronto Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

The Company owns and operates two wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities are comprised of the Windridge facility in Tehachapi, California with a 4.5 MW rated capacity, the Mesa Wind Power facility near Palm Springs, California with a 30 MW rated capacity, and the newly operational Kingman wind and solar facility in Kingman, Arizona with a combined 10.5 MW rated capacity. The Company is further developing wind and solar energy projects in California, Arizona, the Province of Ontario, and the Commonwealth of Puerto Rico.

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Western Wind is in the business of developing, owning and operating wind and solar energy generating facilities. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

OVERVIEW OF PROJECTS

			Production to be Sold		PPA	Land Lease
Project	Tech	Location	Capacity	Price	Counterparty	Term
Operational
Mesa	W	San Gorgonio, California	30 MW	SRAC/Fixed*	SCE/SDG&E*	Sept. 22, 2037
Kingman	W+S	Kingman, Arizona	10.5 MW	Fixed Price	UNS	Company Owned
Windridge	W	Tehachapi, California	4.5 MW	SRAC	SCE	Company Owned
Under Construction
Windstar	W	Tehachapi, California	120 MW	Fixed Price	SCE	Company Owned
Development
Yabucoa	S	Yabucoa, Puerto Rico	30 MW	TBD	PREPA	Aug. 17, 2050
Early Stage
Mesa II	W	San Gorgonio, California	20 MW	TBD	TBD	Sept. 22, 2037
Ontario	W	Ontario	10 MW	TBD	TBD	Option to Lease
Windswept	W	Kern County, California	30 MW	TBD	TBD	Company Owned
Snowflake	W	Navajo, Arizona	200 MW	TBD	TBD	Feb. 22, 2041
Where W – Refers to Wind Power and S – Refers to Solar Power
* SDG&E fixed price contract signed on November 2, 2011 – conditions precedent before effective, see Mesa operations discussion below.

Operations

Mesa Wind Farm – 30MW

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2011	2010	2011	2010
Energy production for the period (MWh)	12,332	14,641	46,832	43,555
Price/MWh (US$)	$ 44.41	$ 37.53	$ 41.51	$43.12
Energy sales for the period	$547,658	$549,423	$1,943,919	$1,877,848
As available capacity payments	$158,630	$251,068	$289,077	$292,846
Total energy sales from generating facilities	$706,288	$800,491	$2,232,996	$2,170,694

The Company’s Mesa Wind Farm is a 30 MW wind generation facility located in the San Gorgonio Pass near Palm Springs, California. The assets include a right-of-way (“ROW”) on 440 acres of land owned by the Bureau of Land Management (“BLM”), a Power Purchase Agreement (“PPA”) with Southern California Edison (“SCE”), 460 wind turbines, a collection system, a substation, roads and a maintenance building. The electricity production over the last nine years has been approximately 60 million kWh per year.

Of the original 460 65-kW Vestas V15 turbines, approximately 430 turbines are still operational. All operations and maintenance are subcontracted out to Green Energy Maintenance Corp. (formerly Airstreams Maintenance Corporation) (“GEM”), an independent company that has extensive experience in operating and maintaining wind farms and overhauling wind turbines.

The Company has a PPA and associated interconnection agreement with SCE that provides for the sale of electricity on an “as available” basis at SCE’s Short Run Avoided Cost (“SRAC”). On April 12, 2010, SCE extended the PPA in compliance with an order by the California Public Utilities Commission (“CPUC”) pending its approval of a new standard offer contract. However, prior to the CPUC’s approval, SCE entered into the Qualifying Facility and Combined Heat and Power Program Settlement Agreement (“Settlement Agreement”) with numerous parties. The Settlement Agreement resolves numerous outstanding Qualifying Facility (“QF”) disputes and provides for an orderly transition from the existing QF program to a new QF/Combined Heat and Power program for QFs greater than 20 MWs. The existing SCE PPA expires within 120 days of a CPUC decision on the standard offer contracts. The CPUC approved the Settlement Agreement on December 16, 2010 (in Decision 10-12-035). However, the Settlement Agreement will not become effective until (i) after there is a final and non-appealable FERC approval of an application by the California Investor Owned Utilities (IOUs) to terminate their obligation pursuant to the PURPA to purchase from QFs greater than 20 MW, and (ii) the Settlement Agreement becomes final and non-appealable at the CPUC, (the “Settlement Effective Date”). SCE currently anticipates that the Settlement Agreement will become effective on November 23, 2011.

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In anticipation of the expiration of the existing PPA, in July, the Company bid into the IOU renewable request for proposals processes. On November 2, 2011, the Company entered into a fixed price PPA with SDG&E for its 30MW wind generation facility. The SDG&E PPA contains conditions precedent to the effectiveness of this agreement including CPUC approval no later than June 1, 2012.

As part of its interconnection application for the Mesa repower and expansion project, the Company has received a system facilities study from SCE stating that the 30MW repower would require $15,500 in system upgrades. The Company also received a facilities study for the 20MW expansion, stating that the 20 MW would require significant upgrades making the expansion project uneconomical. After further evaluation, management has decided to delay the repower and expansion projects due to the execution of the SDG&E PPA. The Company expects to file a new interconnection application for the 20 MW expansion project. The Company continues to retain a $500,000 interconnection financial security deposit with SCE for the 30 MW repower.

The Company had submitted a plan of development (“POD”), and environmental and archaeological assessments required for a repower and expansion of Mesa Wind up to 50 MW and the BLM issued a Record of Decision approving that POD and, on September 21, 2009, granted a 24-year ROW extension to September 22, 2037. However, due to the two-year delay in processing the interconnection application, the Company was not able to repower within the timeframes set forth in BLM’s record of decision. Accordingly, the Company will be required to update its POD and resubmit additional environmental assessments to support the new POD.

The Company has capitalized $86,505 in power project development and construction costs for the nine months ended September 30, 2011.

Kingman Wind Farm – 10.5 MW

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2011	2010	2011	2010
Energy production for the period (MWh)	259	-	259	-
Energy sales for the period	$30,777	$-	$30,777	$-
As available capacity payments	$-	$-	$-	$-
Total energy sales from generating facilities	$30,777	$-	$30,777	$-

The Company’s Kingman Wind Farm is a 10.5 MW fully integrated combined wind and solar energy generation facility on 1,110 acres of land owned by the Company in Kingman, Arizona. The Kingman Project began commercial operations effective September 24, 2011. The assets include five (5) Gamesa turbines, a collection system, a substation, roads, interconnection facilities, a maintenance building and a fixed price PPA with UNS Electric, Inc, a subsidiary of Unisource Energy Corporation of Arizona (“UNS”), which expires on September 24, 2031.

On October 31, 2011 the Company submitted its Kingman’s project cash grant application to the US Department of the Treasury. The cash grant is a US Federal Government program to encourage renewable energy development through a 30% cash grant paid by the US Department of Energy and is part of the American Recovery and Reinvestment Act of 2009. The Company submitted $31,081,275 of eligible costs for an estimated cash grant of up to $9,324,382, which is subject to review and approval from the Department of Treasury. The Company expects applications to be reviewed and payments made within 60 days from the later of the date of the complete application or the date the property is placed in service in accordance with the Program Guidance. As of September 11, 2011, 19,875 projects were approved with funding totaling $9.2 Billion in accordance with the Department of Treasury website.

On December 20, 2010, the Company signed a Credit Agreement with Keybank National Association (“Keybank”) that provided the Company with a $4.2 million Treasury Grant Loan and a Construction Loan facility of up to $16.0 million. The loans are secured by a first lien on all of the assets of Kingman Energy. The Company expects to repay the $4.2 million Treasury Grant Loan upon receipt of the cash grant.

On December 20, 2010, the Company signed a loan agreement with RMT, Inc. for $4.4 million secured by a second lien on the Kingman project assets. The Company expects to repay the $4.4 million RMT loan upon receipt of the cash grant.

The Company had capitalized $27,927,691 in power project development and construction costs during the nine months ended September 30, 2011. These costs, along with cumulative amounts, were then transferred to property and equipment upon commencement of commercial operations.

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Windridge Wind Farm – 4.5 MW

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2011*	2010	2011	2010
Energy production for the period (MWh)	276	346	823	1,214
Price/MWh (US$)	$ 46.47	$ 55.53	$ 40.91	$ 49.13
Energy sales for the period	$12,823	$19,192	$33,661	$59,654
As available capacity payments	$5,196	$7,213	$8,409	$8,136
Total energy sales from generating facilities*	$18,019	$26,405	$42,070	$67,790
* As a result of a temporary metering outage at our Windridge facility, sales during the second quarter of 2011 were over accrued by $7,743, this over accrual was reversed during the three months ended September 30, 2011. The Company has disclosed the Windridge generating facilities sales excluding this $7,743 second quarter reversal for comparative purposes.

The Windridge Wind Farm is a 4.5 MW wind generation facility located on 191 acres owned by the Company in Tehachapi, California. The assets include 43 Windmatic turbines, a substation, a collection system, and a PPA with SCE, which expires on December 7, 2014, to deliver the output from 4.5 MW of capacity.

The Company has a Standard Offer Power Purchase and Interconnection Agreement with SCE that will expire on December 7, 2014 to sell electricity on an “as available” basis at SCE’s SRAC price.

Western Wind was exploring options to increase the generating capacity and accordingly submitted a plan to the U.S. Federal Aviation Administration (“FAA”) in 2008 for seven new turbine sites to replace the existing turbines. The FAA is responsible for protecting the national airspace and reviews proposed obstructions, such as communications towers, wind turbines, airport flight patterns, etc., to that airspace that exceed the stated maximum height limits to determine whether the proposed obstruction will be a hazard to existing uses of the airspace. In October 2008, the FAA issued a notice stating that the seven new proposed turbines exceeded the maximum height limit for that area and would be a hazard to existing uses so the Company’s Windridge expansion plans have been temporarily suspended. The facility is currently operating below its rated capacity but management believes that the Windridge property can be repowered with new turbines that are within the FAA height restrictions or by using up to 70 of the Vestas V15 wind turbines that may be available after the Mesa Wind Farm repower.

Under Construction

Windstar Wind Farm – 120 MW

The Windstar Project is a 120 MW wind project on 1,850 acres of land owned by the Company in Tehachapi, California. The project is fully financed and currently under construction by the Company’s Engineering, Procurement, and Construction contractor, RMT, Inc. (“RMT”).

As of the date of this document, the 120 MW Windstar wind project has completed a majority of the first phase of construction, consisting of 53 Gamesa G80 and G87 2 MW wind turbine generators (106 MW). Fifty three (53) of the turbines are fully erected, including the foundation, tower, nacelle and rotor. The Company expects the first phase (106MW) of the 120MW project to be commercially operational in December and the remaining 14 MW to be commercially operational in February 2012.

In December 2010, the Company signed a $204.5 million Senior Secured Note Purchase Agreement with various institutional lenders and a letter of credit financing agreement with Rabobank for up to $55 million to finance the Windstar project. The notes are secured by a first lien on all the project assets and the line of credit provided through the financing agreement is secured by a first lien on the proceeds of the 30% cash grant from the US Treasury Department and a second lien on all the assets of the Windstar project. The $55 million credit agreement with Rabobank will be paid upon receipt of the US Treasury cash grant.

Under the power purchase agreement (“PPA”) with Southern California Edison (“SCE”), the Company will supply the output from a 120 MW facility, with initial operations to begin no later than December 31, 2011. As required by the PPA, the Company posted a $2.4 million development fee in favor of SCE as insurance that the Company will complete the construction of the Windstar project. The development fee is fully refundable on completion of the 120 MW Windstar project. The amount refundable will be prorated if the full 120 MW nameplate capacity is not reached. The development fee will be forfeited as liquidated damages to SCE if initial operation of the Windstar project does not occur by December 31, 2011. The Company is not currently aware of any other risks associated with the contract with SCE and expects initial operations for the 106MW to commence in December 2011.

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The project will deliver power to SCE via the Wilderness and Sagebrush Lines to SCE’s Vincent Substation pursuant to three Large Generator Interconnection Agreements (“LGIA”) with Sky River, LLC, Sagebrush, and the California Independent System Operator (“CAISO”).

The Company previously expensed property carrying costs such as property taxes, liability insurance costs and mortgage interest prior to financial close. In December 2010 the Company started capitalizing carrying costs and continues to capitalize power project development and construction costs which include costs related to zoning and permitting, geotechnical, engineering and interconnection studies and legal fees related to transmission, financing, power purchase and regulatory matters. The Company has capitalized $200,787,367 in power project development and construction costs during the nine months ended September 30, 2011.

Under Development

Yabucoa Project – Late Stage Development - 30 MW

The Yabucoa Solar Project is a 30 MW AC photovoltaic (“PV”) project in Yabucoa, Puerto Rico. Energy and green credits from the Project will be sold to the Puerto Rico Electric Power Authority (“PREPA”) under a 20-year Renewable Power Purchase and Operating Agreement (“PPA”) that also provides for direct interconnection in close proximity to the project site. The Project is located on land leased from the Puerto Rico Land Authority (PRLA) for 40 years. The Company is currently in an advanced stage selection regarding the modules, inverters, tracker system, and construction and term financing.

The Company engaged Rabobank as its exclusive financial advisor to provide financial advisory services in connection with the potential placement of tax equity and debt financing for the Yabucoa project. The Company is currently in an advanced stage of obtaining project financing and is expecting to close financing in December 2011 with the intention of qualifying the project for the US Federal Government’s 30% cash grant. The Company is currently finalizing construction/term loan financing and a cash grant bridge loan.

The Company has chosen Black & Veatch as the independent engineer for our Yabucoa Project. Black & Veatch has completed phase 1 of their engagement, i.e., an energy assessment and a positive clearance of potential fatal flaw issues.

The Company has identified all of the major permits and approvals of the various federal and local agencies that are currently required to construct and operate the project. We are in the advanced stages of obtaining all necessary land use permits, and all permits required for construction will be issued and in effect prior to starting construction. Permits required for operating the project will be obtained when appropriate.

On February 25, 2011, the Company signed a 30 MW solar PPA with PREPA for a term of 20 years commencing on the commercial operations date providing an energy payment and green credits payments. In July 2010, Puerto Rico enacted the island's first Renewable Energy Portfolio Standard (RPS) in an effort to spur renewable energy development. The RPS requires the PREPA to supply 20% of retail electricity sales from eligible "green energy" resources by 2035. The compliance schedule is as follows: 12% by 2015; 15% by 2020; and 20% by 2035.

On August 17, 2010, the Company entered into a 40-year land lease agreement with the PRLA. The Project site is located in the municipality of Yabucoa, in southeast Puerto Rico, approximately 45 miles southeast of San Juan and 2 miles inland from the Caribbean Sea. The site is a former agricultural site, surrounded by former and current brownfield industrial sites. The site is an irregular rectangle approximately 500 acres in size and located northeast of the town of Yabucoa and contains three water wells and no major buildings or improvements. The Company has leased the site, for an annual lease payment ranging from $57,000 in year 1 of operation to $220,000 in year 40, plus a royalty of 1% of net income after taxes.

The right to interconnect and the specific interconnection arrangements are incorporated in the PPA. PREPA is responsible for designating an interconnection point for the Project, and the Company is responsible for constructing and paying for the interconnection.

The Company has incurred development costs on this project for financing, consultants, environmental impact studies, engineering, design and transmission studies related to interconnection and feasibility studies. The Company has capitalized $898,874 in power project development and construction costs during the nine months ended September 30, 2011.

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Ontario Project – Mid Stage Development – 10 MW

In 2007, the Company began seeking solar energy projects in Ontario, Canada. Under the Ontario Power Authority’s Standard Offer Program, renewable energy projects that are 10 MW or less can interconnect with the local distribution system, provided there is sufficient distribution capacity. Such eligible projects are then paid a standard price of $443 per MWh, often known as a “feed-in” tariff.

On May 26, 2010 the Company executed an option to lease agreement in Huntley, Ontario, for 72 acres for the potential development of a 10MW solar energy facility. Under this agreement, the Company paid a deposit of $1,000 and will pay a further $10,000 when the Company is awarded a feed-in tariff contract and another $10,000 when all permits and required financing are obtained. The option to lease expires on May 26, 2012.

On August 3, 2010 the Company filed one feed-in tariff (“FIT”) application with the Ontario Power Authority (“OPA”) in relation to the aforementioned option to lease agreement, and deposited a refundable $200,000 financial security deposit in accordance with the FIT application requirements. The OPA will review our application based on various issues including transmission availability, zoning, and the feasibility of the various third party applications they receive. The Company has received confirmation from OPA indicating receipt of the application and that the application is currently being reviewed. Due to the large volume of applications received by the OPA, the Company asserts that this has likely lead to delays in the review process but is uncertain as to the exact reason for the delay. The Company will continue to dialogue with the OPA regarding the probability of obtaining a FIT contact.

Windswept Project – Early Stage Development – 30 MW

The Company has secured approximately 571 contiguous acres near Tehachapi, California just west of Windstar, through land purchases and ground leases to pursue the development of an additional wind energy project of at least 30 MW. We are testing the wind resource to confirm suitability and working on acquiring or leasing additional contiguous land parcels to increase the capacity of the Windswept Project.

The Windswept Project is still subject to obtaining wind energy zoning from Kern County, a PPA, interconnection to SCE’s new Tehachapi renewable energy transmission system, financing, and other development milestones.

Barstow Project – Early Stage Development – 100 MW

In December 2007, the Company secured a new 100 MW wind and solar energy site near Barstow, California. After reviewing the Company’s environmental and cultural surveys of the area for the installation of meteorological towers, BLM issued an environmental assessment and, effective April 2, 2009, a three-year grant authorizing us to install two towers. The towers were installed during the second quarter of 2009.

As of July 14, 2011, the US Department of Defense had determined that the planned site layout at the Barstow Project site would interfere with airborne Doppler radar testing. As a result, the Company will no longer be pursuing the construction of a wind generating facility, and the Company will be cancelling its ROW with the BLM. The meteorological towers will be moved for use at the Snowflake Project site.

Snowflake Project – Early Stage Development – 200 MW

On February 22, 2011, the Company entered into a ground lease with Rocking Chair Ranch, Inc. for 10,888 contiguous acres in Navajo County, Arizona, and may secure up to approximately 22,000 acres in the future, to pursue the development of a wind energy project of up to approximately 200 MW. The property will be used solely for wind energy purposes. The lease extends for a period of up to 30 years. A $50,000 deposit was made in 2011, and 30 days following the operations commencement date, the Company shall issue to Rocking Chair Ranch, Inc. common stock of the Company with an aggregate market value of $250,000. Rent will be based on the greater of the percentage rent or the minimum guaranteed payment of $5,000 per MW per lease year. The percentage rent will be based on the project’s gross revenues multiplied by the applicable base percentage which will be 6% in lease years 1 to 10, 6.5% for lease years 11 to 20 and 7% for lease years 21 to 30.

As a result of Barstow Project termination, the Company anticipates moving the meteorological towers from the Barstow Project site and erecting the towers at the Snowflake Project site in the fourth quarter of 2011 to test the wind resource. The Company also anticipates commencing work to confirm environmental and transmission suitability and economic feasibility.

The Snowflake Project is still several years away and is subject to obtaining wind energy zoning from local authorities, a PPA, an interconnection agreement, financing, and other development milestones.

New Projects

As part of the Company’s California initiative, the Company previously entered into an agreement with an independent meteorological consultant to acquire proprietary wind data for sites that may be developed into wind farms. These potential projects are at an early stage of development. The Company is carrying out preliminary due diligence to determine the feasibility of these sites for wind and/or solar energy development, and if feasible, acquiring the land by purchase or lease.

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DEVELOPMENT STRATEGY

General

The Company acquires and develops sites or existing wind and solar farms based on the following criteria:

  Satisfactory wind/solar and/or resources to justify a commercial renewable energy facility;

  Access to transmission facilities with sufficient available capacity;

  Permitting and zoning policies that allow wind or solar farm development;

  Satisfactory environmental and archeological studies;

  Satisfactory terrain and geographic features that do not impede development;

  Regional support for renewable energy from the local population;

  Local political support for wind/solar power development;

  Adequate incentives at the federal and state levels, including federal and state tax credits and other financial incentives;

  Projected electricity prices; and

  Growing demand for electricity.

The Company has internal consultants as well as third party consultants who are experienced in assessing wind and solar resources, completing the necessary development programs to build wind or solar farms and perform development activities.

The Company’s primary efforts are focused on constructing its Windstar project and closing financing for our Puerto Rico project in the fourth quarter of 2011. The Company will continue to focus its attention on states/territories/provinces that have renewable energy portfolio standards and relatively high energy prices.

Revenue Strategies

Revenue from the Company’s wind and solar energy generating facilities in the US comes from the sale of electricity. Electricity prices vary due to the demand for electricity, competing electricity sources, and support for renewable energy. The Company continues to focus on markets that provide the highest potential returns, primarily California, but also Arizona, Puerto Rico and Ontario.

The Company’s PPAs for its Mesa and Windridge generating facilities provide for pricing based on variable SRAC prices which are influenced by oil and gas prices. As oil and gas costs fluctuate with the market and the heating and cooling seasons, our revenues correspondingly fluctuate. The Company has mitigated this risk by entering into a fixed price PPA with SDG&E on November 2, 2011. The Kingman Project’s revenue is based on a fixed price PPA, which serves to stabilise the Company’s revenue stream. Further, the Windstar project is also based on a fixed price PPA which will, once in operation, provide a steadier form of revenue.

Financing Strategies

The Company plans to continue raising capital through institutional sources, such as those that financed Windstar and Kingman, as they are experienced in power project financing, to finance the construction and operation of wind and solar energy facilities. These financial sources are familiar with the operation of power generating facilities and their potential operating and construction risks. The amount of project debt available depends upon the projected cash flow, the existence of a long-term power purchase contract with credit-worthy utilities, the wind/solar assessment report, the identity of the turbine supplier and the general contractor, and the interest rates existing when funds are drawn down.

The Company’s primary financial strategy is to minimize dilution by only issuing shares at the corporate level if the overall shareholder dilution is less than selling an interest in certain projects to raise the equity required to finance project development.

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SELECTED QUARTERLY INFORMATION

For the three and nine months ended September 30, 2011 and 2010

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2011	2010	2011	2010
Total revenues	$747,281	$826,896	$2,305,843	$2,238,484
Net loss	$1,581,610	$640,327	$3,214,675	$2,326,180
Loss per share, basic and diluted	$ 0.03	$ 0.01	$ 0.06	$ 0.05
Weighted average common shares outstanding, basic and diluted	59,850,396	52,600,552	58,180,213	50,044,684

RESULTS OF OPERATIONS

Revenue

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2011	2010	2011	2010
Energy production for the period (MWh)	12,591	14,940	47,913	44,769
Price/MWh (US$)	$ 46.12	$ 43.03	$ 41.92	$ 43.24
Energy sales for the period	$580,628	$642,920	$2,008,356	$1,935,901
As available capacity payments	$166,653	$183,976	$297,487	$302,583
Energy sales	$747,281	$826,896	$2,305,843	$2,238,484

For the three and nine months ended September 30, 2011, the Mesa, Kingman and Windridge wind farms generated combined energy sales of $747,281 and $2,305,843, respectively, compared to energy sales revenue of $826,896 and $2,238,484 for the comparative periods. The decrease in energy sales for the three months ended September 30, 2011, was largely driven by a 16% decline in energy production over the comparative period due to a decrease in turbine availability at our Mesa generating facility, caused by our operations and maintenance crane failure, which has since been repaired, with a slight offset from a 7% increase in the average sales price. The increase in energy sales for the nine months ended September 30, 2011, can be attributed to a 7% increase in energy production due to an excellent wind year over historical production, which was partially offset by a 3% decline in the average sales price, resulting from lower SRAC prices year-over-year.

Cost of sales

Cost of sales includes operations and maintenance costs, property taxes, ROW fees, insurance, electricity costs and overhead associated with operating the Mesa, Windridge and Kingman generating facilities. Cost of sales increased 33% to $513,106 for the three months ended September 30, 2011 and was 69% of revenues compared to $385,997 for the three months ended September 30, 2010 and 47% of revenues in the comparative period. Cost of sales increased 14% to $1,262,840 for the nine months ended September 30, 2011 and was 55% of revenues compared to $1,105,734 for the nine months ended September 30, 2010 and 49% of revenues in the comparative period. This increase in cost of sales resulted primarily from a decision from the Bureau of Land (“BLM”) Management to bill for back rental payments (BLM lease) effective July 7, 2011 in the amount of $136,009. The previous year’s lease payments were calculated in error by the BLM.

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General and administration

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2011	2010*	2011	2010*
Professional fees	$210,634	$84,375	$604,394	$283,288
Salaries, consulting and directors’ fees *	385,143	248,032	1,048,343	759,695
Stock-based compensation	298,401	45,098	915,645	277,872
Travel and automotive	68,566	77,608	238,416	234,365
Advertising and promotion	48,572	5,297	108,508	24,056
Office *	102,258	57,738	267,340	141,182
Regulatory fees	59,110	25,360	108,489	65,218
	$1,172,684	$543,507	$3,291,135	$1,785,676

* Head office salaries were presented under ‘Office’ in 2010, they have been reclassified for comparatives purposes to ‘Salaries, consulting and directors’ fees’, due to a change in presentation, effective January 1, 2011.

General and administration costs increased 116% to $1,172,684 for the three months, and increased 84% to $3,291,135 for the nine months, ended September 30, 2011 compared to $543,507 and $1,785,676 for the comparative periods. These increases can largely be attributed to the following:

  Professional fees increased 150% to $210,634 for the three months, and 113% to $604,394 for the nine months, ended September 30, 2011 due to the expanded scope of legal services resulting from a settlement agreement with a previous consultant, and additional costs for the year end audit and tax advisory services.

  Salaries, consulting and directors’ fees increased 55% to $385,143 for the three months, and 38% to $1,048,343 for the nine months, ended September 30, 2011 as additional administrative and accounting staff were hired to support growth resulting from the construction of Windstar and Kingman. There was also an increase in director’s fees effective January 1, 2011.

  Stock based compensation increased 562% to $298,401 for the three months, and 230% to $915,645 for the nine months, ended September 30, 2011 and can be directly attributed to the issuance of 3,100,000 options to the Company’s contractors, employees, and directors in December 2010.

  Advertising and promotion increased 817% to $48,572 for the three months, and 351% to $108,508 for the nine months, ended September 30, 2011 due to increased advertising and press release costs associated with our Windstar, Kingman, and Puerto Rico projects.

  Office expenses increased 77% to $102,258 for the three months, and 89% to $267,340 for the nine months, ended September 30, 2011 due to the need for increased floor space at the Company’s Vancouver head office, to accommodate additional staff, and the corresponding increase in office rental and insurance costs.

  Regulatory fees increased 133% to $59,110 for the three months, and 66% to $108,489 for the nine months, ended September 30, 2011 due to the addition of an investor relations consultant effective April 1, 2011, and the regulatory and filing fees associated with the Company’s OTCQX listing, effective September 6, 2011.

Project development

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2011	2010*	2011	2010
Consulting fees	$255,538	$223,854	$645,880	$675,108
Stock-based compensation	145,709	-	404,734	73,341
Project costs	184,627	66,590	368,645	229,624
Travel and automotive	28,721	55,433	76,771	142,460
Office and secretarial	33,657	45,921	106,396	134,504
	$648,252	$391,798	$1,602,426	$1,255,037

Project development costs increased 65% to $648,252 for the three months, and 28% to $1,602,426 for the nine months, ended September 30, 2011, compared to $391,798 and $1,255,037 for the comparative periods. These increases can largely be attributed to the following:

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  Stock based compensation increased to $145,709 for the three months, and 452% to $404,734 for the nine months, ended September 30, 2011 and can be directly attributed to the issuance of 3,100,000 options to the Company’s contractors, employees, and directors in December 2010.

  Project costs increased 178% to $184,627 for the three months, and 61% to $368,645 for the nine months, ended September 30, 2011 due to land lease costs associated with our Snowflake development project, and costs incurred for Kingman II expansion site reports and evaluations.

  Travel and automotive costs decreased 48% to $28,271 for the three months, and 46% to $76,771 for the nine months, ended September 30, 2011 due to a reduction in the travel required for our Ontario development project.

  Office and secretarial costs decreased 27% to $33,657 for the three months, and 21% to $106,396 for the nine months, ended September 30, 2011 due to a decrease in project development contractors and their office expenses.

Amortization

Amortization was $264,684 and $737,331 for the three and nine months ended September 30, 2011, respectively, compared to $231,086 and $695,964 for the comparative periods. Amortization increased by 14% and 6% for the three and nine months ended September 30, 2011, respectively, as the Kingman assets were placed into operation during the quarter.

Asset retirement obligation

Accretion of the asset retirement obligation was $1,862 and $5,586 for the three and nine months ended September 30, 2011 respectively compared to $1,701 and $5,104 for the three and nine months ended September 30, 2010, respectively.

Interest on loans payable

Interest on long term debt for the three and nine months ended September 30, 2011 was $1,799 and $240,596 compared to $3,507 and $8,216 for the comparative periods. The significant increase in interest expense for the nine months ended September 30, 2011 can be attributed to corporate debt received in December 2010. During the first six months of 2011, a portion of interest expense was attributable to general and administration costs, whereas third quarter interest expenses were attributable to power project development and construction costs, and therefore capitalized. Interest on the Windstar and Kingman construction loans is capitalized as part of the power project development and construction costs. Capitalized interest on the Windstar project will be amortized when the project is ready for use or in commercial operations, while the Kingman interest is being amortized over the 20 year useful life of the asset.

Foreign exchange gain (loss)

The Company incurred a foreign exchange loss of $139,627 and $311,849 for the three and nine months ended September 30, 2011 respectively compared to a gain of $16,952 and a loss of $2,223 respectively for the three and nine months ended September 30, 2010. This increased foreign exchange exposure can be attributed to unrealized foreign exchange losses on US dollar denominated debt and payable balances held by the Canadian parent company.

Mark-to-market gains on Canadian dollar warrants

Mark-to-market gains on the Company’s Canadian dollar denominated warrants for the three and nine months ended September 30, 2011 were $438,277 and $1,441,546, respectively, compared to $Nil for the three and nine months ended September 30, 2010. The mark-to-market gains on the warrants can be attributed to the decline in the Company’s stock price from $1.50 per share to $1.27 per share for the three months ended September 30, 2011, and the corresponding fair value calculation associated with the Black-Scholes valuation model, coupled with the significant depreciation in the Canadian dollar, thereby reducing the Company’s warrant liability.

Mark-to-market gains resulted from the change in the Company’s functional currency as of December 31, 2010 to the US dollar and the adoption of US GAAP as of January 1, 2011. Under US GAAP, ASC 815, Derivatives and Hedging, all share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are to be classified and accounted for as a financial liability and fair valued. The resulting fair value adjustment is reflected in the consolidated statements of operations.

Income tax recovery

The Company’s income tax expense was $28,106 and income tax recovery was $473,473 for the three and nine months ended September 30, 2011, compared to a $72,625 recovery and $269,208 recovery for the three and nine months ended September 30, 2010. The decrease in the income tax recovery for the three months ended September 30, 2011 resulted from the recognition of current income taxes payable to the State of California for 2010. On October 8, 2010 California’s state budget act extended the suspension of net operating loss deductions to 2010 and 2011 tax years.

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Comprehensive loss

Comprehensive loss was $2,723,512 and $4,894,675 for the three and nine months ended September 30, 2011, respectively. Comprehensive loss is comprised of the following items:

  Net loss of $1,581,610 and $3,214,675 for the three months and nine months ended September 30, 2011;

  Unrealized foreign exchange losses on translation of the Canadian parent company of $277,155 and $272,334 for the three and nine months ended September 30, 2011, stemming from the depreciation of the Canadian dollar vis- à-vis the US dollar;

  Mark-to-market gains on the Canadian dollar warrants of $70,594 for the three months ended September 30, 2011 were due to a depreciation in the Canadian dollar vis-à-vis the US dollar. While mark-to-market losses of $41,270 for the nine months ended September 30, 2011, were due to an appreciation in the Canadian dollar through the first six months of 2011, offset in part by the depreciation in the Canadian dollar in the third quarter of 2011; and

  A mark-to-market loss on the Kingman interest rate swap of $935,341 and $1,366,396, respectively, for the three and nine months ended September 30, 2011, given that the London Interbank Offered Rate (“LIBOR”) has declined to historically low rates.

SUMMARY OF QUARTERLY RESULTS

			Net Income (loss)
	Total	Net Income (loss)	Per Share
	Revenues	For the Quarter	Basic and Diluted
September 30, 2011	$747,281	$(1,581,610)	$(0.03)
June 30, 2011	1,047,212	(1,234,965)	(0.02)
March 31, 2011	511,350	(398,098)	(0.01)
December 31, 2010	383,629	4,313,697	0.09
September 30, 2010	826,896	(640,327)	(0.01)
June 30, 2010	936,263	(648,327)	(0.02)
March 31, 2010	491,140	(1,307,526)	(0.02)
December 31, 2009	388,571	(1,455,709)	(0.02)
September 30, 2009	$630,274	$(620,540)	$(0.02)

The Company’s quarterly revenues are subject to seasonality. During the winter period, lower wind resources commonly occur, and therefore, the Company is subject to lower sales revenues during the first and fourth quarter of each fiscal year. While the spring and summer months typically generate much higher wind resources, leading to higher sales revenues for the Company in the second and third quarter of each fiscal year. This pattern in revenues is clearly highlighted in the table above.

The Company’s quarterly net income or loss has fluctuated widely over the past eight periods. While, the seasonality of the Company’s revenues can explain part of the fluctuations, the remaining variances in 2011 can largely be attributed to the significant increase in general and administration costs as the Company has increased its staffing levels to support growth, and its increase in project development costs. Through the nine months ended September 30, 2011, all three quarters have exhibited significant year-over-year increases in general and administration costs and development costs. These quarterly net losses have been offset in part by mark-to-market gains on its Canadian dollar denominated warrants. As for the quarter ended December 31, 2010, the significant net profit position can be directly attributed to recognition of significant favourable deferred income tax positions.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2011, the Company had a cash balance of $680,161, and $55,202,338 in restricted cash reserved for the Windstar and Kingman projects, compared to a cash balance of $1,119,366 and $127,128,155 of restricted cash as at December 31, 2010. The restricted cash balance is reserved solely for project costs related to the Windstar and Kingman projects and are held in restricted escrow construction accounts. On a monthly basis, the Company applies for the funds to be released from the escrow account to pay for specified construction and operational costs.

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The Company’s working capital was a negative $86,410,274 as of September 30, 2011 ($23,263,157 at December 31, 2010). This negative working capital balance primarily relates to corporate bridge loans maturing within one year, and the Windstar bridge financing, which is due upon receipt of the Windstar cash grant. It is the Company’s intention to renew the corporate bridge loans maturing in December 2011 and January 2012, and to defer repayment of these loans until 2012. The receipt of the Windstar cash grant will be used to repay corporate bridge loans when they become due.

On November 14, 2011, the Company signed a corporate promissory note agreement with an institutional investor for $2,000,000. The note carries a $220,000 upfront fee payable at maturity. The principal amount of the note and the upfront fee bear interest at 12% per annum, compounded monthly. The promissory note matures on November 13, 2012. The Company is currently looking to obtain further corporate bridge loans to assist with project development expenditures, until the Company is in receipt of the Windstar cash grant or first distributions from our Kingman and Windstar projects are received in 2012.

CREDIT, LIQUIDITY, INTEREST, CURRENCY AND COMMODITY PRICE RISK

The Company has limited exposure to credit risk, as the majority of its sales contracts are with large utility customers, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. As at September 30, 2011, less than 1% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, restricted cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities through the use of cash flow generated from operations, combined with strategic use of corporate bridge loans, long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 11, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year. The Company does not have any effective financial covenants relating to its financial liabilities as at September 30, 2011. This risk management strategy is unchanged from the prior year.

The Company’s foreign exchange exposure is its Canadian dollar net assets. Based upon the net assets of the Company’s self-sustaining operations as at September 30, 2011, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate would result in a $170,000 impact to accumulated other comprehensive income (“AOCI”).

The Company is exposed to interest rate risk through its variable rate Kingman credit agreement and RMT loan. This risk is partially mitigated through a seven year interest rate swap. As Windstar is currently under construction, all interest related to the variable rate debt is being capitalized as finance costs and has no effect on net earnings or equity until construction completion. Based on balances as at September 30, 2011, a 10 basis point change in interest rates would have changed power project development and construction costs and accrued interest by $24,000.

The Company generates revenue through variable price power purchase agreements with a California utility company on its Mesa and Windridge wind farms. The power rates reflect current natural gas market prices and therefore the Company is exposed to commodity price risk of these projects. A 1% decrease, on an absolute basis, in the natural gas market prices would result in reduced revenue, on an annual basis, of approximately $30,000. The Company manages the remaining power rate risk by monitoring the natural gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contract if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The Company’s condensed interim consolidated financial statements and notes thereto are prepared in accordance with US GAAP. These accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates, judgments and assumptions are based upon information available to us at the time that they are made. There may be material differences between these estimates, judgments or assumptions and actual results.

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The critical accounting estimates are as follows:

Since the determination of many assets, liabilities, revenues and expenses are dependent upon future events, the preparation of these unaudited condensed interim consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgment. The critical accounting estimates are as follows:

(a)

The Company has allocated the purchase price of property, equipment, goodwill, future income taxes and other intangible assets based on the estimated fair market values of the assets and liabilities acquired.

(b)	The Company has recorded an asset retirement obligation, based on estimates of the cost to remediate Mesa at a future date.

(c)	The Company has performed impairment testing on the amounts recorded as goodwill and power project development and construction costs.

(d)	The Company has amortized the cost of wind turbines and towers, other generating facilities, meteorological towers, furniture and equipment and PPAs over their estimated lives.

(e)

The Company has recorded stock based compensation, on its employee and consultant options, using the Black- Scholes Pricing Model, which requires an assumption of the risk-free rate, expected lives of the stock options, and their related volatilities.

(f)

The Company has performed a forecast using estimates for revenues, expenses, and foreign exchange rates for the operations and the projects currently undertaken in assessing the appropriateness of the Company’s going concern assumption.

(g)	The Company has allocated expenses based on estimates provided by our contractors on their time spent on each project.

(h)	The Company records deferred income taxes based on estimated differences in the net book values and tax values of its tangible and intangible assets.

(i)

The Company has recorded Canadian dollar warrants using the Black-Scholes Pricing Model, which requires an assumption of the risk-free rate, expected lives of the warrants, and their related volatilities.

INITIAL ADOPTION AND CHANGES IN ACCOUNTING POLICIES

Change in functional and reporting currency

As at December 31, 2010, the Company completed the US dollar financing of its 120 MW Windstar project. At such time, the primary economic environment in which the Company and its wholly owned subsidiaries changed. As a result of this financing, a majority of its debt as well as all of the Company’s revenue will be denominated in US dollars. The change in functional currency from Canadian dollars to US dollars is accounted for prospectively from December 31, 2010 and prior year financial statements have not been restated for this change. As at January 1, 2011, the Company also changed on a retroactive basis its reporting currency from Canadian dollars to US dollars.

As the parent company’s local currency is the Canadian dollar, the operations of the parent will be translated into US dollars at the exchange rate in effect at the balance sheet date for all assets and liabilities. Revenues and expenses of the parent company will be translated at the average exchange rates prevailing during the period. Translation exchange gains and losses are recorded as a currency translation adjustment in accumulated other comprehensive loss.

Basis of accounting

Effective January 1, 2011, the Company converted its basis used for accounting to US GAAP from Canadian GAAP for all reporting periods.

New accounting pronouncements

(a)	ASC 715 – Compensation – Retirement Benefits

On September 21, 2011, the FASB amended ASC 715-802 by increasing the quantitative and qualitative disclosures an employer is required to provide about its participation in significant multiemployer plans that offer pension and other postretirement benefits. This amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company has not yet reviewed the impact adopting these amendments would have on its interim consolidated financial statements.

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(b)	ASC 350 – Intangibles – Goodwill and Other

On September 15, 2011, the FASB amended the guidance in ASC 350-20 on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). These amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company has not yet reviewed the impact adopting these amendments would have on its interim consolidated financial statements.

(c)	ASC 220 – Comprehensive Income

On June 16, 2011, the FASB revised the manner in which entities present comprehensive income. An entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company has not yet reviewed the impact adopting these amendments would have on its interim consolidated financial statements.

(d)	ASC 820 – Fair Value Measurements and Disclosures

On May 12, 2011, the FASB revised certain wording under ASC 820 as a result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The amendments that clarify FASB’s intent about the application of existing fair value measurement and disclosure requirements include the following:

i.

A change from the application of the highest and best use and valuation premise concepts. The Board decided that the highest and best use concept is not relevant when measuring the fair value of financial assets and liabilities.

ii.

Measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity. The amendments include requirements specific to measuring the fair value of those instruments and are consistent with the requirements of measuring the fair value of liabilities and specify that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset.

iii.

Disclosures about fair value measurements. The amendments clarify that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy.

These amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company has not yet reviewed the impact adopting these amendments would have on its interim or year-end consolidated financial statements.

TRANSACTIONS WITH RELATED PARTIES

The following expenses were accrued/paid to directors, officers, a significant shareholder, and the spouse of a director of the Company:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2011	2010*	2011	2010
Directors’ fees	$22,971	$12,994	$69,046	$38,983
Management fees	350,377	342,424	940,068	970,855
Bonuses	-	-	50,708	-
Office and secretarial	9,188	8,663	27,618	25,989
	$382,536	$364,081	$1,087,440	$1,035,827

(a)

As at September 30, 2011, the Company had an account receivable of $84,705 (2010 - $85,495) with a company that had a common director (Chief Executive Officer of the Company) in the prior year, but whom is no longer a director in the current year. The receivable has been outstanding for over a year and it is unlikely it will be paid in the foreseeable future so an allowance for the full amount has been provided.

(b)	As at September 30, 2011, the Company had an accounts receivable of $43,249 (2010 - $25,003) from the Chief Executive Officer of the Company.

(c)	As at September 30, 2011, the Company advanced directors fees of $7,219 (2010 - $4,372).

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CHANGES IN INTERNAL CONTROLS

Management assessed the effectiveness of the Company’s internal controls over financial reporting for the year ended December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. Based on this assessment, management believed that, as of December 31, 2010, our internal controls over financial reporting were effective based on those criteria.

The Company’s internal controls and procedures over financial reporting changed during the nine months ended September 30, 2011, as a result of the following:

  The appointment of a new Chief Financial Officer and Senior Vice-President Corporate Finance; and

  The hiring of an Assistant Controller, Tax Manager and Project Accountant;

In recognition of the Company’s growth and the increased workload attributed with the financial close of its Windstar and Kingman projects, the Company created new positions to manage the additional workload. These new appointments, and additional staff members, will provide further segregation of duties, improved monitoring and review, and additional resources as required.

In addition, during the nine month period ended September 30, 2011, the Company re-filed its annual consolidated financial statements to reflect changes in classification and fair value of the Company’s equity instruments, as a result of its change in functional currency. This error in financial reporting indicated further disclosure checklists and resources were required to assist in reviewing and monitoring compliance with US GAAP. The addition of an Assistant Controller, Tax Manager and Project Accountant will enhance the Company’s monitoring and review procedures, and its compliance with US GAAP.

No other changes in the Company’s internal controls, or other factors that have materially affected, or are reasonably likely to materially affect these controls, have occurred during the period ended September 30, 2011.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any system of controls and procedures over financial reporting and disclosure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

PROJECT AND CONTRACTUAL OBLIGATIONS

The Company is affected by local, county, state or provincial and federal legislation concerning environmental, zoning, permitting and operating laws, and regulations in the jurisdictions that the Company and its subsidiaries operate. The Company believes that it is in material compliance with all laws and regulations that apply to it or its subsidiaries.

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COMMITMENTS AND CONTINGENT LIABILITIES
The commitments as at September 30, 2011 are as follows:

	Total	2011	2012 to 2013	2014 to 2015	Thereafter(1)
	$	$	$	$	$

Long term debt (a)	289,601,591	13,134,278	68,717,520	14,360,945	193,388,848
Right of way agreement (b)	512,064	22,224	194,413	196,423	99,004
Office leases (c) (d)	862,502	80,749	294,319	304,301	183,133
Management contract (e)	1,149,750	54,750	438,000	438,000	219,000
Operations and maintenance agreement (f) (g)	9,086,600	83,350	743,050	5,506,800	2,753,400
Interconnection agreement (h)	2,000,000	-	2,000,000	-	-
Turbine supply agreement (i)	24,523,572	9,034,998	15,488,574	-	-
Engineering, procurement and construction agreement (j)	3,663,442	3,383,806	279,636	-	-
Land lease (k)	618,085	12,500	292,234	217,234	96,117
Vehicle Leases (l)	44,840	4,847	29,086	10,907	-
	332,062,446	25,811,502	88,476,832	21,034,610	196,739,502
(1)Assumes annualized payment for (b) through (l)

(a)	Long term debt

i.	Windstar senior secured notes

The Company entered into a $204,459,000 Senior Secured Note Purchase Agreement (“Note purchase agreement”) with various institutional lenders to finance the Windstar project. The notes are issued under either Series A, Series B, Series C or Series D notes depending on certain project milestones. As of September 30, 2011, Series A, Series B, and Series C notes were issued for a total of $204,459,000 funds to the Company. Interest on both Series A and Series B notes are paid at an annual rate of 7.249%. Interest is due monthly. A commitment fee of 1.25% per annum is also charged on the Series C notes that have not been utilized. Interest on the Series C notes is to be paid monthly at an annual rate of 6.75%. On term conversion date, or the date at which certain conditions have been met, including substantial project construction completion, all Series A, B and C notes are exchanged for Series D notes. The maturity date of these Series D notes is 20 years from the conversion date. Repayment of the notes begins on term conversion date.

ii.	Windstar bridge financing

The Company signed a financing agreement with Rabobank to finance the Windstar project for up to $55,000,000 in the form of a letter of credit (“LC”). Interest on amounts drawn from the LC is based on LIBOR plus the applicable margin. An LC fee is also charged on the undrawn portion of the LC. Interest and the LC fee are due monthly. The loan matures on the date upon which Windstar receives the US Department of Energy cash grant described below but no later than July 31, 2012. As at September 30, 2011, Rabobank had funded $48,054,123. Pursuant to this agreement the Company will pay a construction loan commitment fee of 0.625% per annum on the daily average unutilized construction loan commitment. The fee is due quarterly.

iii.	Corporate bridge financing

In December 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of $9,500,000. The loans bear interest at 12% per annum, compounded monthly. The loans are due in December 2011. $900,000 in bonus interest was paid to one of the institutional lenders and $4,667 in finance fees were paid directly related to the financing. Another $1,000,000 in bonus payments is due to the other institutional lender on December 9, 2011 of which $810,959 has been accrued as at September 30, 2011.

On January 15, 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of $2,500,000. The loans are secured by the Company’s property. The loans including outstanding interest were renewed on January 15, 2011 and mature on January 15, 2012. The $2,210,000 loan, comprised of the original $2,000,000 loan plus interest, bears interest at 10% per annum and the $552,358 loan, comprised of the original $500,000 loan plus interest, bears interest at 12% per annum. Both loans have bonuses owing at maturity of $442,000 and $138,089 respectively.

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On June 30, 2010, the Company entered into a corporate loan agreement with an institutional investor for a total of $2,000,000. The loan bears interest at 10% per annum, compounded monthly. The loan including outstanding interest was renewed on June 30, 2011 and matures on June 30, 2012. The $2,209,426 loan, comprised of the original $2,000,000 loan plus interest, bears interest at 12% per annum. The loan includes a bonus owing at maturity of $243,037.

iv.	Kingman credit agreement

The Company signed a credit agreement with Keybank that will provide the Company with a $4,200,000 Treasury Grant Loan and a Construction Loan facility of up to $16,000,000. The proceeds from the loans are to be used solely to pay construction costs related to the Kingman project. Interest is paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%. Interest is due quarterly. As at September 30, 2011, $19,836,743 was drawn.

On the conversion date, or the date at which certain conditions have been met, including project construction completion, the Construction Loan outstanding will automatically convert to a Term loan. From conversion date, the applicable margin with respect to the Base Rate and Eurodollar Loans will increase by 0.25% on each three-year anniversary of the conversion date until final maturity date. The maturity date of the Term loan is 7 years from the conversion date and the loan will be amortized over 18 years.

v.	Crane financing contract

The Wells Fargo Equipment Finance contract balance of $74,940 at September 30, 2011 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

vi.	Loan agreement with RMT

The Company entered into a loan agreement with RMT for $4,400,000. The loan bears interest at the lesser of six percent per annum or the highest rate permitted by applicable law. The loan is secured by a second lien on all of the assets of Kingman Energy Corp, and guaranteed by the Company. As at September 30, 2011, the Company has drawn $3,363,390 on this loan. The loan matures on the earlier of (i) 90 days after the Treasury Cash Grant application is submitted, and (ii) 135 days after the date the Kingman project is placed in service.

vii.	Vehicle financing

The Company financed the purchase of a vehicle, the contract balance was $53,704 at September 30, 2011 and is secured by the vehicle and is repayable in 48 blended monthly payments of $1,297 commencing on October 15, 2011, with interest at a rate of 5.49% per annum.

(b)

The Company has a BLM right-of-way that expires on September 22, 2037. The right-of-way requires annual payments based on the installed kilowatt (kw) capacity and BLM factors being the number of operational hours in the year, capacity factors, royalty percentages and sales price per kw. The Company also has an obligation to remove foundations and equipment on the termination of the land right-of-way agreement.

The Company has a railway crossing and land lease agreement with BNSF Railway for its Kingman project, which expires in June 1, 2031. The agreement requires a $10,000 payment in the first year, followed by $1,800 payments per annum, for the railway crossing, while the annual land lease payments are $15,794, increasing by 3% per annum for inflation.

(c)

The Company entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012. In January 2011, the Company increased the subleased area under the sublease agreement. The total base rent is C$6,580 per month and operating costs are approximately C$5,000 per month. In September 2011, the Company executed a new lease agreement, commencing March 1, 2012 extending the expiry date to March 1, 2017. Total base rent for years 1 and 2 is C$7,968 per month, year 3 is C$8,264 per month, and years 4 and 5 is C$8,890 per month. Operating costs are approximately C$4,700 per month.

(d)	The Company has entered into a lease agreement for office space in Tehachapi, California that will expire July 2011. The base rent is $1,700 per month.

(e)

The Company has entered into an operations and maintenance agreement with Green Energy Maintenance Corp. (“GEM”) that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa and Windridge wind farms plus a management fee of $219,000 per annum. The agreement is renewable annually with 30 days’ notice from its December 15 renewal date.

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(f)

The Company entered into an Operations and Maintenance Agreement with Gamesa Wind US LLC (“Gamesa”) for both the Windstar and Kingman projects. Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment.

Starting the third year after the commencement date of the Windstar project, during the warranty period, the Company will pay an annual fixed fee of $44,000 per turbine for a period of five years. The fee shall be revised annually for inflation starting after the third year within the five year period. After the initial five year warranty period, an additional $25,000 per turbine will be added to the last annual fixed fee for an additional five year period.

During the warranty period for the Kingman project, the Company will pay an annual fixed fee of $59,000 per turbine for a period of two years.

(g)

On November 30, 2010, the Company entered into an Asset Management and Operations and Maintenance Agreement with Green Energy Maintenance Corp (“GEM”) related to the Windstar project. GEM will serve as asset manager for Windstar. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of $75,000 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months from the date on which GEM occupies the project site.

On December 17, 2010, the Company entered into an Asset Management and Operations and Maintenance Agreement with GEM related to the Kingman project. GEM will serve as manager and administrator and operation and maintenance provider for Kingman. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of $38,400 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months from the date on which GEM occupies the project site.

(h)

On November 11, 2010, the Company entered into a Common Facilities Agreement with Sky River, LLC for its Windstar project. Under this agreement, the Company is obligated to pay an operations and maintenance cost sharing and license fee. An initial payment of $2,000,000 is due 120 days after the Initial Operations Date under the PPA and a second payment of $2,500,000 is due on the tenth anniversary of such date.

(i)

On November 30, 2010, the Company entered into a $155 million Turbine Supply Agreement with Gamesa Wind US LLC related to the Windstar project, Pursuant to this agreement, the Company is obligated to pay for the supply of wind turbine generators for the project. An initial deposit totaling $61,854,300 was paid in December 2010 which represented 40% of the total contract price. Another 50% is due when the turbines arrive on the project site, of which $68,407,869 has been paid to date for turbines delivered. The remaining amounts due for the turbines yet to be delivered will be paid as delivered and the remaining 10% is due on the earlier of the receipt of the cash grant or ninety days after initial operation under the power purchase agreement.

(j)

On November 30, 2010 the Company entered into a $45 million engineering, procurement and construction agreement with RMT Inc. as the contractor during construction of the Windstar project. Pursuant to this agreement, the Company paid an initial deposit of $10.3 million in December 2010. In addition to the deposit, approximately $29.5 million has been paid to date, $2.1 million of retainage has been included in accrued liabilities and the remainder of the contract price will be paid throughout the construction period. A portion of the $10.3 million initial deposit has been reclassed to power project development and under construction costs based on the percentage of work completed to date.

(k)

On February 22, 2011, the Company entered into a ground lease agreement with Rocking Chair Ranch, Inc., an Arizona corporation. The Company has paid an initial payment of $50,000 in March 2011 and will pay $50,000 on or before the first day of each anniversary of the effective date of February 22, 2011 during the feasibility development term as defined in the lease agreement. The lease may not be terminated by the Company during the first forty-two months of the lease.

The Company entered into a 527 acre ground lease agreement with eight parties for the Windswept project, in California. Under this agreement, the Company will pay $96,117 per annum over the 30 year lease term.

(l)	In September 2011, the Company entered into a vehicle operating lease agreement, payable monthly over the 36 month lease term, with the lease expiring in October 2014.

The Company’s contingencies are as follows:

As at September 30, 2011, the Company has only five employees, and remunerates all officers, directors, and other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

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OTHER MD&A REQUIREMENTS
Disclosure of Outstanding Share Data
Summary of Securities Issued During the Nine Months Ended September 30, 2011

	Common	Common	Additional	Total	Warrants
	Shares	Shares	Paid in capital
	#	$	$	$	$
Balance, December 31, 2010	55,261,986	47,957,243	11,000,751	58,957,994	6,424,087
Cash transactions
Exercise of warrants:
Warrants at $0.65 per share	291,099	424,826	-	424,826	(235,612)
Warrants at $1.00 per share	2,044,267	3,214,256	-	3,214,256	(1,102,386)
Warrants at $1.15 per share	227,251	401,831	-	401,831	(139,311)
Warrants at $1.25 per share	45,534	85,742	-	85,742	(26,606)
Warrants at $1.50 per share	514,400	1,048,173	-	1,048,173	(276,573)
Exercise of options
Options at $1.09 per share	555,964	1,172,801	(547,738)	625,063	-
Options at $1.23 per share	300,000	641,831	(260,473)	381,358	-
Options at $1.32 per share	275,000	735,488	(356,554)	378,934	-
Options at $1.34 per share	291,023	601,285	(200,874)	400,411	-
Options at $1.54 per share	100,000	306,028	(148,338)	157,690	-
	4,644,538	8,632,261	(1,513,977)	7,118,284	(1,780,488)
Non-cash transaction
Warrants issued	-	-	-	-	656,736
Change in fair value of Canadian dollar warrants	-	-	-	-	(3,092,398)
Expiry of warrants	-	-	65,379	65,379	(65,379)
Stock-based compensation	-	-	1,320,379	1,320,379	-
Balance, September 30, 2011	59,906,524	56,589,504	10,872,532	67,462,036	2,142,558

Summary of Options Granted During the Period

No options were granted during the quarter ended September 30, 2011.

Summary of Marketable Securities Held at the End of the Period

No marketable securities held as of September 30, 2011.

Summary of Securities at the End of the Reporting Period

Authorized Capital:	Unlimited common shares without par value, unlimited class A preferred securities without par value

Issued and outstanding:	59,906,524 common shares

Number and Recorded Value for Shares Issued and Outstanding

At September 30, 2011, the Company had 59,906,524 common shares outstanding having an average paid up value of $0.94 per share ($56,589,504).

At September 30, 2011 there were 59,906,524 common shares and 6,130,726 warrants outstanding.

At November 15, 2011 there were 60,125,811 common shares and 6,011,439 warrants outstanding.

At September 30, 2011 and November 15, 2011, there were 5,663,013 and 5,563,013 stock options respectively outstanding.

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Description of Options, Warrants, and Convertible Securities Outstanding as at September 30, 2011

		Exercise or
	Number or	Conversion Price
Type of Security	Amount	(C$)	Expiry Date
Stock Options	750,000	$1.54	November 8,2012
Stock Options (1)	1,308,977	$1.34	November 4,2013
Stock Options	100,000	$1.34	March 15,2012
Stock Options	400,000	$1.34	December 15,2013
Stock Options	300,000	$1.53	March 11,2015
Stock Options	2,544,036	$1.09	December 21,2015
Stock Options	75,000	$1.50	April 1,2016
Stock Options	85,000	$1.50	June 30,2016
Stock Options	100,000	$1.11	June 24,2019
	5,663,013

Warrants	782,250	$1.50	July 6,2012
Warrants	84,052	$1.15	July 19,2012
Warrants (2)	432,241	$1.25	November 30,2012
Warrants	35,507	$1.00	November 30,2012
Warrants	3,000,000	$1.00	December 15,2012
Warrants	692,759	$1.25	December 17,2012
Warrants	4,937	$1.00	December 17,2012
Warrants (3)	98,980	$1.82	January 21,2012
Warrants	1,000,000	$1.00	January 31,2013
	6,130,726

1)	On November 3, 2011 100,000 Options were exercised for proceeds of $134,000.
2)	On November 3, 2011 50,000 Warrants were exercised for proceeds of $62,500.
3)	On October 12, 2011 69,287 Warrants were exercised for proceeds of $126,102.

Total Number of Shares in Escrow or Subject to Pooling Agreement

A total of 374,995 shares are held in escrow, pursuant to an escrow agreement dated April 29, 1999 as amended on October 26, 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

ADVISORY ON FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains certain forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider other risks and uncertainties discussed in the Company’s required financial statements and filings.

Forward-looking statements in this Management’s Discussion and Analysis include references to:

  The Company’s expectations for commercial operations to commence in December 2011 for the first phase (106MW) of the Windstar generating facility.

  The Company’s expectations for CPUC approval of the Mesa 30MW generating facility’s fixed-price PPA with SDG&E by June 1, 2012, and electrical interconnection by April 15, 2012.

  The Company’s expectations of closing Puerto Rico project financing by December 2011.

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  The Company’s assertion that the OPA’s review of the Company’s FIT application for its Ontario project, has likely been delayed due to the volume of applications submitted to the OPA.

  The Company’s rated capacity estimates for its early stage development projects: Mesa II – 20MW, Ontario – 10MW, Windswept – 30MW, and Snowflake – 200MW.

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